SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

KILROY REALTY CORPORATION

KILROY REALTY, L.P.

(Name of Subject Companies)

Kilroy Realty, L.P., as Issuer, and Kilroy Realty Corporation, as Guarantor

(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

3.250% Exchangeable Senior Notes due 2012

(Title of Class of Securities)

49427RAA0

(CUSIP Number of Class of Securities)

Tyler H. Rose

Kilroy Realty Corporation

Kilroy Realty, L.P.

12200 W. Olympic Boulevard,

Suite 200,

Los Angeles, CA 90064

(310) 481-8400

(Name, address and telephone number of person

authorized to receive notices and communications on behalf of filing persons)

Copies to:

J. Scott Hodgkins, Esq.

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, CA 90071

(213) 485-1234

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$150,000,000	$10,695

*	Calculated solely for purposes of determining the amount of the filing fee.
**	The amount of the filing fee was calculated at a rate of $71.30 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$21,247.40	Filing Party:	Kilroy Realty Corporation
Form or Registration No.:	005-48377	Date Filed:	May 17, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Introductory Statement.

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the SEC on May 17, 2010 (the “Schedule TO”), by Kilroy Realty, L.P., a Delaware limited partnership (the “operating partnership”) and Kilroy Realty Corporation, a Maryland corporation (the “Company”). The Schedule TO relates to the offer by the operating partnership to purchase for cash, a portion of the operating partnership’s outstanding 3.250% Exchangeable Senior Notes due 2012.

This Amendment No.1 includes only the items in the Schedule TO that are being amended. Unaffected items are not included herein. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the respective meaning ascribed to them in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

This Amendment No. 1 and the Schedule TO are intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference herein.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary of the Offer” is supplemented and amended as described in Item 4 below.

Item 4.	Terms of the Transaction.

The Offer to Purchase is hereby supplemented and amended as follows:

Replace all references to “5:00 p.m., New York City time, on Tuesday, June 15, 2010,” with “12:00 midnight, New York City time, on Friday, June 25, 2010.” Replace all references to “Friday, June 18, 2010” with “Wednesday, June 30, 2010.”

SUMMARY OF THE OFFER

(1) The response to Question 2—“What class of securities is sought in the offer?” on page 1 of the Offer to Purchase is hereby amended and restated as follows:

•	We are offering to acquire for cash up to $150.0 million aggregate principal amount of our outstanding 3.250% Exchangeable Senior Notes due 2012.

(2) The following question and response is hereby inserted after Question 7—“Can holders withdraw tendered notes?”:

What happens if the amount of notes validly tendered on or before the expiration time exceeds $150.0 million?

•

In the event that the amount of notes validly tendered and not withdrawn in accordance with the procedures set forth in the Offer to Purchase prior to the expiration time exceeds $150.0 million in aggregate principal amount, we will accept for payment such notes that are validly tendered and not withdrawn on a pro rata basis from among such tendered notes (with adjustments to avoid the purchase of notes in a principal amount other than in an integral multiple of $1,000). If such proration of tendered notes is required, we will determine the final proration factor as promptly as practicable after the expiration time and will make a public announcement of the final proration factor. Holders may obtain such information from the dealer managers and information agent and may be able to obtain such information from their brokers or financial advisors. Notes tendered pursuant to the offer that are not accepted for payment will be promptly returned to the tendering holders.

THE OFFER—GENERAL TERMS

(1) Paragraph 1 “Offer and Purchase Price” on page 6 of the Offer to Purchase is hereby amended and restated as follows:

We are offering to purchase for cash, upon the terms and subject to the conditions described in this Offer to Purchase and the Letter of Transmittal, up to $150.0 million aggregate principal amount of our outstanding notes, for the purchase price set forth on the front cover of the Offer to Purchase. In addition, we will pay accrued and unpaid interest on the purchased notes from the last interest payment date to, but not including, the payment date.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The second bullet point under the caption “Incorporation of Certain Documents by Reference” on page 21 of the Offer to Purchase is hereby amended and restated as follows:

•

its Current Reports on Form 8-K filed on January 28, 2010, February 2, 2010, February 3, 2010, March 1, 2010, April 20, 2010, May 20, 2010, May 25, 2010, May 27, 2010 and the first Current Report filed on April 14, 2010;

•	Item 1.01 of its Current Report on Form 8-K filed on May 18, 2010;

•	its Current Report on Form 8-K/A filed on June 11, 2010;

Item 4(a) of the Schedule TO is amended and supplemented by adding the following information:

Proration

In the event that the amount of notes validly tendered and not validly withdrawn in accordance with the procedures set forth in the Offer to Purchase prior to 12:00 midnight, New York City time, on Friday, June 25, 2010 exceeds $150.0 million in aggregate principal amount, Kilroy Realty, L.P. will accept for payment such notes that are validly tendered and not withdrawn on a pro rata basis from among such tendered notes (with adjustments to avoid the purchase of notes in a principal amount other than in an integral multiple of $1,000). If such proration of tendered notes is required, Kilroy Realty, L.P. will determine the final proration factor as promptly as practicable after the expiration time and will make a public announcement of the final proration factor. Holders may obtain such information from the dealer managers and information agent and may be able to obtain such information from their brokers or financial advisors. Notes tendered pursuant to the offer that are not accepted for payment, including but not limited to, those not accepted for payment as a result of proration, will be promptly returned to the tendering holders.

Compliance with “Short Tendering” Rule

It is a violation of Rule 14e–4 (promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) for a person, directly or indirectly, to tender notes in the tender offer for their own account unless the person so tendering (a) has a net long position equal to or greater than the aggregate principal amount of the notes being tendered and (b) will cause such notes to be delivered in accordance with the terms of the tender offer. Rule 14e–4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

A tender of notes in the tender offer under any of the procedures described in the Offer to Purchase will constitute a binding agreement between the tendering holder and Kilroy Realty, L.P. with respect to the tender offer upon the terms and subject to the conditions of the tender offer, including the tendering holder’s acceptance of the terms and conditions of the tender offer, as well as the tendering holder’s representation and warranty that (a) such holder has a net long position in the notes being tendered pursuant to the tender offer within the meaning of Rule 14e–4 under the Exchange Act and (b) the tender of such notes complies with Rule 14e–4.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the Offer to Purchase on page 3 under the heading “Source of Funds” is hereby amended and restated as follows:

The total amount of funds required to purchase the notes is $150.0 million, plus accrued and unpaid interest to, but not including the payment date. We intend to finance such purchase with (1) the proceeds from the 6.625% Senior Notes due 2020, (2) if necessary, cash on hand and (3) if necessary, borrowings drawn against our revolving credit facility.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and restated as follows:

On June 11, 2010, the Company issued a press release announcing an amendment to the tender offer. The press release is filed as Exhibit (a)(5)(ii) hereto and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(ii)	—Press Release, dated June 11, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KILROY REALTY, L.P.

By Kilroy Realty Corporation, its General Partner

By:	/S/ TYLER H. ROSE
Tyler H. Rose
Executive Vice President, Chief Financial Officer and Secretary

Date: June 11, 2010

Index to Exhibits

Exhibit No.	Description

(a)(1)(i)*	—Offer to Purchase, dated May 17, 2010.

(a)(1)(ii)*	—Letter of Transmittal.

(a)(5)(i)*	—Press Release, dated May 17, 2010.

(a)(5)(ii)**	—Press Release, dated June 11, 2010.

(b)(1)	—Fourth Amended and Restated Revolving Credit Agreement dated October 22, 2004 (filed as exhibit 10.1 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on October 28, 2004).

(b)(2)	—Amendment No. 1 to Fourth Amended and Restated Credit Agreement dated June 30, 2005 (filed as exhibit 10.1 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on July 5, 2005).

(b)(3)	—Amendment No. 2 to Fourth Amended and Restated Credit Agreement dated April 26, 2006 (filed as exhibit 10.1 to the Company’s Form 10-Q for the quarter ended March 31, 2006).

(b)(4)	—Amendment No. 3 to Fourth Amended and Restated Credit Agreement dated July 20, 2009 (filed as exhibit 10.1 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on July 23, 2009).

(d)(1)	—Indenture, dated as of April 2, 2007, among Kilroy Realty, L.P., as issuer, Kilroy Realty Corporation, as guarantor, and U.S. Bank National Association, as trustee, including the form of 3.250% Exchangeable Senior Notes due 2012 (filed as exhibit 4.1 to the Company’s Form 8-K with the Securities and Exchange Commission on April 5, 2007).

(d)(2)	—Registration Rights Agreement, dated April 2, 2007, among Kilroy Realty, L.P., as issuer, Kilroy Realty Corporation, and J.P. Morgan Securities Inc., Banc of America Securities LLC and Lehman Brothers, Inc. (filed as exhibit 10.1 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 5, 2007).

(d)(3)	—Letter confirmation dated March 27, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and JPMorgan Chase Bank, National Association, London Branch (filed as exhibit 10.2 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 5, 2007).

(d)(4)	—Letter confirmation dated March 27, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and Bank of America, N.A. (filed as an exhibit 10.3 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 5, 2007).

(d)(5)	—Amendment to letter confirmation dated April 4, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and JPMorgan Chase Bank, National Association, London Branch (filed as exhibit 10.1 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 11, 2007).

(d)(6)	—Amendment to letter confirmation dated April 4, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and Bank of America, N.A. (filed as an exhibit on the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 11, 2007).

(d)(7)	—Fifth Amended and Restated Agreement of Limited Partnership of Kilroy Realty, L.P. dated as of March 5, 2004 (filed as exhibit 10.1 to the Company’s Form 10-K for the year ended December 31, 2003).

(d)(8)	—First Amendment to Fifth Amended and Restated Agreement of Limited Partnership of Kilroy Realty, L.P., dated as of December 7, 2004 (filed as exhibit 10.1to the Company’s Form 8-K as filed with the Securities and Exchange Commission on December 9, 2004).

(d)(9)	—Second Amendment to Fifth Amended and Restated Agreement of Limited Partnership of Kilroy Realty, L.P., dated as of October 2, 2008 (filed as exhibit 10.1 to the Company’s Form 10-Q for the quarter ended September 30, 2008).

(d)(10)	—Third Amendment to Fifth Amended and Restated Agreement of Limited Partnership of Kilroy Realty, L.P., dated as of May 21, 2009 (filed as exhibit 10.1 to the Company’s Form 10-Q for the quarter ended June 30, 2009).

(d)(11)	—Contribution Agreement dated October 21, 1997 by and between Kilroy Realty, L.P. and Kilroy Realty Corporation and The Allen Group and the Allens (filed as exhibit 10.70 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on November 21, 1997).

(d)(12)	—Amendment to the Contribution Agreement dated October 13, 1998 by and between Kilroy Realty, L.P. and Kilroy Realty Corporation and The Allen Group and the Allens dated October 21, 1997 (filed as exhibit 10.5 to the Company’s Form 10-Q for the quarter ended September 30, 1998).

(g)	—Not applicable.

(h)	—Not applicable.

*	Previously filed with the Schedule TO on May 17, 2010
**	Filed herewith